SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.2)1

                            mPhase Technologies Inc.
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                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of class of securities)

                                   62472C 10 2
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                                 (CUSIP number)

                                Ronald A. Durando
                            mPhase Technologies Inc.
                             587 Connecticut Avenue
                                Norwalk, CT 06854
                                 (203) 838-2741
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 11, 2002
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            (Date of event, which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 Pages)

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CUSIP No. 62472C 10 2                  13D                     Page 2 of 7 pages
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RONALD A. DURANDO
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,904,548 inclusive of options and warrants to purchase
                    6,170,400 shares of common stock.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,875,000 inclusive of warrants to purchase 1,200,000 shares of common stock.
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,904,548 inclusive of options and warrants to purchase
                    6,170,400 shares of common stock.
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,875,000 inclusive of warrants to purchase 1,200,000 shares of common stock.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,779,548

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 62472C 10 2                  13D                     Page 3 of 7 pages
________________________________________________________________________________


     The following constitutes the amendment No. 2 to Schedule 13D filed by the undersigned (the "Schedule 13D"). This amendment No. 2 amends the Schedule 13D previously filed by the undersigned.

     Item 1. Security and Issuer.
             -------------------

          This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value of mPhase Technologies Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

     Item 2. Identity and Background.
             -----------------------

          Items 2(a), 2(b), 2(c) This Statement is filed by Ronald A. Durando. Mr. Durando is the Chief Executive Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Mr. Durando is also a controlling shareholder and Chairman of the Board of Janifast Limited, a Hong Kong company.

          2(d), 2(e) During the past five years, Mr. Durando has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f) Mr. Durando is a United States citizen.


     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

          Janifast Limited, of which Mr. Durando is a controlling shareholder and Director, acquired common Stock of the Issuer and the source of the funds used by Janifast Limited to make the acquisition was a conversion of an accounts receivable from Issuer to Janifast Limited into Common Stock.

     Item 4. Purpose of Transaction.
             ----------------------

          Janifast Limited acquired the Common Stock in order to reduce its accounts receivable from mPhase Technologies Inc. Janifast limited may sell some or all of the Common Stock owned thereby from time to time. Except as set forth above, neither Mr. Durando nor Janifast Limited have any current plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

          (a) and (b) Mr. Durando beneficially owns an aggregate of 16,779,548 shares of Common Stock.. Mr. Durando has the sole power and the shared power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Durando beneficially owns directly 7,904,548 shares and indirectly 8,875,000 shares of Common Stock, inclusive of warrants/options, representing in the aggregate 22.8% of the total outstanding shares of the Common Stock.
     Janifast Limited, a company of which Mr. Durando is a controlling shareholder, acquired 2,250,000 shares of Common Stock on October 11, 2002 at $.16 per share and acquired 1,500,000 shares of Common Stock on November 11, 2002 at $.24 per share. On November 11, 2002, Mr. Durando acquired warrants to purchase 1,395,000 shares of common stock at a price of $.20 per share.

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CUSIP No. 62472C 10 2                  13D                     Page 4 of 7 pages
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          5(c)  There  were no  transactions  in shares  of Common  Stock of the
     Issuer by Mr. Durando effected during the past sixty days.

          5(d) No person other than Mr. Durando is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          Item 5(e) Not applicable.



     Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  With
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

          None


     Item 7. Materials to be Filed as Exhibits.
             ---------------------------------

          None.

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CUSIP No. 62472C 10 2                  13D                     Page 5 of 7 pages
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                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 22, 2003                  By: /s/ Ronald A. Durando
                                               ------------------------
                                               Ronald A. Durando